October 9, 2012	Philip T. Colton Direct Tel.: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Maryse Mills-Apenteng – Special Counsel
Gabriel Eckstein – Staff Attorney

RE:         Navarre Corporation
Proxy Statement on Schedule 14A
Filed September 28, 2012
File No. 000-22982

Ladies and Gentlemen:

On behalf of Navarre Corporation (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comments contained in correspondence from Ms. Maryse Mills-Apenteng, dated October 5, 2012 (the “Comment Letter”) to the Company’s Preliminary Proxy Statement filed on September 28, 2012.  For the Staff’s convenience, each response is preceded by the related Staff Comment.

Opinion of Navarre’s Financial Advisor Miscellaneous, page 26
Comment 1.
You state that, in connection with the merger, Navarre has agreed to pay Roth Capital Partners, LLC “customary” fees for its services, “significant portions” of which are contingent upon the consummation of the merger “and/or the related financings.” Please disclose the fees received or to be received by Roth Capital Partners in connection with the merger, and separately disclose the amount contingent upon the consummation of the merger and the amount contingent upon the related financings. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A. In your response, please clarify under what circumstances Navarre would pay a contingency fee for the related financings in the event the merger were not consummated.

Response 1.
The Company has expanded the discussion of compensation payable to Roth Capital Partners, LLC (“Roth”) in connection with the merger (including the amounts contingent upon the consummation of the merger and the related financings, respectively).  Please see page 26 of the revised Preliminary Proxy Statement filed herewith. As reflected in the revised Preliminary Proxy Statement, any proposed financing is tied directly to the merger.  Accordingly, the Company will not be obligated to pay to Roth a fee for any financings in the event the merger is not consummated.

October 9, 2012
Securities and Exchange Commission

Comment 2.
You disclose in the third paragraph that Roth Capital Partners, LLC currently provides, and may in the future provide, investment banking and other financial services to you. Please provide all disclosure required by Item 1015(b) of Regulation M-A, such as a description of the relationship between you and Roth Capital Partners during the past two years and all of the compensation received during that period, or to be received, as a result of this relationship. Refer to Schedule 14A Item 14(b)(6).

Response 2.
The Preliminary Proxy Statement has been revised on page 26 in response to the Staff’s comment to delete the general reference to Roth currently providing investment banking and other financial services to the Company and its affiliates, as the only services that Roth is currently providing to the Company are the services with respect to the merger and any related financings described specifically in the revised Preliminary Proxy Statement.  We further note that Roth has not been engaged by the Company or its affiliates to provide any investment banking or other financial services thereto, or had any other material relationships with the Company, during the past two years (nor are any material relationships with the Company currently contemplated), other than those services with respect to the merger and any related financings described specifically in the revised Preliminary Proxy Statement, as to which Roth’s compensation is described under the heading “Opinion of Navarre’s Financial Advisor – Miscellaneous.”

Appendix C: Roth Capital Partners, LLC Fairness Opinion

Comment 3.
We note the limitation on reliance by shareholders in the second paragraph on page 4 of the fairness opinion provided by Roth Capital Partners. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be removed. Please revise accordingly or advise.

Response 3.
Roth’s fairness opinion has been revised on page 4 thereof in response to the Staff’s comment to remove the limitation on reliance by shareholders of Navarre on Roth’s opinion.  A copy of Roth’s revised opinion has been attached as Appendix C to the revised Preliminary Proxy Statement.

The Company’s written statement requested by the penultimate paragraph of the SEC Comment Letter is attached hereto as Exhibit A.

October 9, 2012
Securities and Exchange Commission

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/Philip T. Colton

Philip T. Colton

cc:           Ryan F. Urness (Navarre Corporation)

Exhibit A

[Navarre Corporation Logo]

October 9, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Maryse Mills-Apenteng – Special Counsel
Gabriel Eckstein – Staff Attorney

RE:         Navarre Corporation
Proxy Statement on Schedule 14A
Filed September 28, 2012
File No. 000-22982

Ladies and Gentleman:

In connection with the response to the U.S. Securities and Exchange Commission (the “Commission”) letter dated October 5, 2012, to Navarre Corporation (the “Company”), the Company hereby acknowledges the following:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan F. Urness
Ryan F. Urness
Secretary and General Counsel